UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM         TO

COMMISSION FILE NUMBER 1-13455

A. Full Title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.

25025 Interstate 45 North, Suite 600

The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 2

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	Page 3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	Page 4
Notes to Financial Statements	Page 5

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	Page 11

Report of Independent Registered Public Accounting Firm

Administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Houston, Texas

June 22, 2007

TETRA Technologies, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
ASSETS
Receivables:
Employer contributions	$16,529	$3,364
Participant contributions	43,962	7,253
Accrued income	–	171
Total receivables	60,491	10,788

Investments, at fair value	62,900,901	45,217,984
Total assets	62,961,392	45,228,772

LIABILITIES
Excess contributions refund payable	41,105	–
Net assets available for benefits, at fair value	62,920,287	45,228,772

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	43,888	40,495

Net assets available for benefits	$62,964,175	$45,269,267

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Employer contributions	$1,456,761
Participant contributions	5,373,271
Rollover contributions	929,629
Interest and dividends	2,139,247
Net appreciation in fair value of investments	12,196,776
Total additions	22,095,684

Deductions:
Benefits paid to participants	4,389,012
Administrative expenses	11,764
Total deductions	4,400,776

Net increase	17,694,908

Net assets available for benefits:
Beginning of year	45,269,267
End of year	$62,964,175

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2006

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code (IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which currently consists of certain officers of the Company. Effective December 1, 2005, the Company appointed T. Rowe Price Trust Company (TRP, or Trustee) as Trustee of the Plan, transferring all Plan assets and such duties from the previous trustee, ABN AMRO Trust Services Company, a subsidiary of Principal Financial Group. In connection with such action, effective January 1, 2006 the Plan executed an agreement with T. Rowe Price to adopt their non-standardized prototype plan document.

Eligibility

Employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month following completion of six months of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) reclassified employees and independent contractors. The Company acquired Epic Divers & Marine (Epic) in March 2006, and employees of Epic were granted prior service for purposes of vesting and eligibility in the Plan. Effective July 1, 2006, Epic employees began participating in the Plan.

Contributions

The maximum elective contribution limit is 70% of compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by IRC regulations. Unless the employee elects otherwise, 3% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis. Employees have the option to elect a 0% salary deferral or to change their salary deferral in accordance with the Plan.

The Company may contribute an amount equal to a specified matching percentage of the participant’s contribution. During 2006, the Company matched 50% of each participant’s contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant’s compensation, as defined in the Plan agreement, bears to the total compensation of all participants. No profit sharing contribution was made for the 2006 Plan year.

Participants have the right to direct the investment of their contributions, including the Company’s matching contributions, into any of the investment funds offered by the Plan. Effective July 1, 2006, and in the event no participant election is made, automatic participant contributions and the related Company match are made to the Dodge & Cox Balanced Fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous services. Participants are 25% vested after two years of service and vest an additional 25% each year, becoming 100% vested after five years of service. Participants forfeit the non-vested Company contribution portion of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments

Upon separation from service for any reason other than death, disability, or normal retirement, a participant’s vested balance is payable in a lump sum or installments. Upon a participant’s death, disability, or normal retirement, the entire balance in the participant’s account is payable to the participant or, in the case of death, to the participant’s named beneficiary, in a lump sum or installments. Amounts which are forfeited due to termination of employment are used to reduce the Company’s matching contributions. Cumulative forfeitures relating to prior period activity and available to be applied against future employer contributions were approximately $88,869 and $189,207 as of December 31, 2006 and 2005, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit- responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds and common stock is based on quoted market prices on the last business day of the Plan year. Investments in common collective trust funds include the Stable Value Fund. The Stable Value Fund invests in fully benefit-responsive investment contracts (as defined by the FSP previously discussed) including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies and other issuers. The Stable Value Fund is recorded at fair value. As required by the aforementioned FSP, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.

Participant loans and short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2006 or 2005 are as follows:

	December 31,
	2006	2005

TETRA Technologies, Inc. common stock	$23,610,493	$16,809,134
TRP Stable Value Fund, at contract value*	5,163,407	4,852,810
Dodge & Cox Balanced Fund	6,589,481	3,865,160
TRP Equity Income	4,553,069	3,640,851
TRP Growth Stock Fund	4,206,744	3,146,327
American EuroPacific Growth Fund	4,110,467	2,588,390

* The fair value of this fully benefit-responsive investment totaled $5,119,519 and $4,812,315 at December 31, 2006 and 2005, respectively.

During 2006, the Plan’s investments (including gains and losses of investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$1,635,572
Common stock	10,561,204
$12,196,776

Risks and Uncertainties

The plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 27, 2002, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits and the changes in net assets available for benefits per the financial statements to the Form 5500.

December 31,
2006
Net assets available for benefits per the financial statements	$62,964,175
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,888)
Net assets available for benefits per the Form 5500	$62,920,287

Year Ended
December 31, 2006
Net increase in net assets available for benefits per the financial statements	$17,694,908
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,888)
Net increase in net assets available for benefits per the Form 5500	$17,651,020

As described in Note 2, the FSP requires that fully benefit-responsive investment contracts be valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

6. Related-Party Transactions

Certain investments of the Plan are managed by T. Rowe Price Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules. In May 2006, the Company declared a 2-for-1 stock split to all stockholders of record as of May 15, 2006.

7. Subsequent Event

Effective May 1, 2007, future participant contributions directed to TETRA Technologies, Inc. common stock will be limited to 50% of the participant’s total contribution, subject to certain exceptions. In addition, participant directed transfers to TETRA Technologies, Inc. common stock from other investment options will not be permitted if the participant’s investment in TETRA Technologies, Inc. common stock exceeds 50% of the participant’s account balance.

Supplemental Schedule

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 74-2148293 PN: 001

December 31, 2006

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*	T. Rowe Price	Equity Income Fund	$4,553,069
*	T. Rowe Price	TRP Growth Stock Fund	4,206,744
	PIMCO	Total Return Fund	3,049,845
*	T. Rowe Price	TRP Stable Value Fund	5,119,519
	American Funds	EuroPacific Growth Fund	4,110,467
	Dodge & Cox	Balanced Fund	6,589,481
	Lord Abbett	Mid Cap Value A Fund	1,684,342
	Dreyfus	Mid Cap Index Fund	1,214,279
	Artisan Funds	Mid Cap Growth Fund	2,239,290
	Royce	Total Return Investment Fund	1,287,903
	Century Investments	Small Cap Select Institutional Fund	1,665,038
*	TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	23,610,493
*	T. Rowe Price	Prime Reserve Fund	1,025,178
*	Participant loans	Loans with various maturities and interest rates ranging from 4.75% to 10.5% per annum	2,545,253
			$62,900,901

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, as administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)

Retirement Plan

By: /s/Geoffrey M. Hertel

Geoffrey M. Hertel

President & Chief Executive Officer

TETRA Technologies, Inc.

Date: June 22, 2007

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm